UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On June 24, 2013, Stratasys Ltd. (“we,” “us” or the “Company”), received and accepted a resignation letter from Adina Shorr, who had been serving as a Class A director on our Board of Directors (the “Board”).

On that same day, the remaining Class A directors serving on the Board (other than the Class A external director who serves in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”)), appointed Mr. David Reis, our Chief Executive Officer, to serve as the fourth Class A Director for the remainder of the initial two-year term following the merger between Stratasys, Inc. and Stratasys Ltd. (formerly known as Objet Ltd.), in accordance with the provisions of our Amended and Restated Articles of Association (our “Articles of Association”), in place of Ms. Shorr.

David Reis has served as our Chief Executive Officer since December 2012. He also served as the Chief Executive Officer of Objet Ltd. since March 2009 and as a director of Objet Ltd. from 2003 until the closing of the merger. Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion/Israel Institute of Technology and an M.B.A. from the University of Denver.

The contents of this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s registration statement on Form S-8, SEC file number 333-185240, filed by the Company with the SEC on December 3, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: June 24, 2013	By:	/s/ David Reis
	Name:	David Reis
	Title:	Chief Executive Officer